Exhibit 99.1

Trina Solar Statement on Preliminary Determination of Anti-Dumping Duty in EU

CHANGZHOU, China, June 5, 2013 — Trina Solar Limited (NYSE:  TSL) (“Trina Solar” or “the Company”), a global leader in photovoltaic modules, solutions and services, offers the following statement regarding the “provisional,” or preliminary anti-dumping (“AD”) duties imposed by the European Commission.

On June 4, 2013, the European Commission announced a preliminary affirmative AD determination imposing an anti-dumping duty on imports of crystalline silicon photovoltaic wafers, cells, and modules originating in or consigned from the People’s Republic of China. A provisional AD duty of 11.8% will be applied for two months on the imports of these PV products, including Trina Solar’s, into European Union member countries beginning on June 6, 2013. After August 6, 2013, increased provisional AD duty rates of 37% to 67% are to be applied to these imports, including a rate of 51.5% on PV products from Trina Solar, unless the EU and China reach agreement on an alternative resolution to the matter. The European Commission is to decide by December 5, 2013, if “definitive,” or final AD duties will be imposed for five years.

“Trina Solar’s industry expertise, innovation, and global presence have helped to create great value for our stakeholders,” said Jifan Gao, Chairman and Chief Executive Officer of Trina Solar. “Trina Solar remains committed to continuing to serve our customers and business partners in Europe, with whom we have built strong relationships, during this period of regulatory instability. We will continue to work together to deliver industry leading solutions.”

“Trina Solar is disappointed with the European Commission’s preliminary conclusion, as we disagree that we have dumped imports into the European market. The decision will negatively affect the European solar industry and is against the interests of the global solar market,” said Ben Hill, President of Trina Solar Europe.

Mr. Gao concluded, “We will continue to cooperate with the European Commission’s investigation, and use evidence to defend our position that these duties are unwarranted and serve as an impediment to the broader adoption of solar energy as a sustainable energy source. We urge all parties involved to seek a mutually beneficial solution through consultation and negotiation. As a forward-thinking global company, we will continue to deploy options to most effectively serve all of our solar markets.”

About Trina Solar Limited

Trina Solar Limited (NYSE:  TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

For further information, please contact:

Trina Solar Limited	Brunswick Group
Terry Wang, CFO	Ilse Schache
Phone: + (86) 519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Email: trina@brunswickgroup.com

Kevin Zhang, Investor Relations
Phone: + (86) 519-8517-6093 (Changzhou)
Email: ir@trinasolar.com